SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2004

Macronix International Co., Ltd.

No. 16 Li-Hsing Road,
Science-Based Industrial Park
Hsinchu, Taiwan, Republic of China

     [ Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      ☑      Form 40-F             .

     [ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes              No      ☑     .

     [ If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                    .]

Monthly Sales Report- November 2004	3
Regulated Announcement for the month of November 2004	4 ~ 5
Signatures	6

MACRONIX INTERNATIONAL CO., LTD.
For the month of November 2004

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of November 2004.

     Sales volume (NT$: Thousand)

Time	Item	2004	2003	Changes	(%)
November	Invoice amount	1,744,482	1,823,675	-79,193	-4.34
November	Net Sales	1,717,545	1,797,793	-80,248	-4.46

     Funds lent to other parties (NT$: Thousand)

	Bal. As of	Bal. As of
	November, 2004 end	October, 2004 end	Limit of lending
MXIC	0	0	17,759,647
MXIC’s subsidiaries	1,467,618	1,466,496	5,455,875

     Endorsements and guarantees (NT$: Thousand)

	Limit of endorsement	November	Bal. As of period end
MXIC	17,759,647	0	3,753
MXIC’s subsidiaries	0	0	0
MXIC endorses for subsidiaries		0	3,753
MXIC’s subsidiaries endorses for MXIC		0	0
MXIC endorses for PRC companies		0	0
MXIC’s subsidiaries endorses for PRC companies		0	0

     Financial derivatives transactions (NT$: Million)

4-1 Hedging purpose:

For assets / liabilities denominated
in foreign currencies		For the position of floating rate liabilities
Underlying assets / liabilities	254	Underlying assets / liabilities	0
Financial instruments	2,3	Financial instruments	0
Realized profit (loss)	0	Realized profit (loss)	0

4-2 Trading purpose: None

MACRONIX INTERNATIONAL CO., LTD.
For the month of November 2004

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of MXIC; 2) the pledge and clear of pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders of MXIC; 3) outstanding units and shares of ADR; 4) outstanding amount of Convertible Bonds by MXIC for the month of November 2004.

     The trading of directors, supervisors, executive officers and 10% shareholders:

		Number of
		shares held when
		elected (for
		Directors,	Number of	Number of
		Supervisors and	shares held as	shares held as
Title	Name	Executive Officers)	October 31, 2004	November 30, 2004	Changes
Director & Vice President	Simon Wang	6,495,252	6,459,252	6,334,252	-125,000
Assistant Vice President	C.D.Lin.	0	3,184,822	3,148,822	-36,000
Assistant Vice President	Paul Yeh	0	8,987,102	8,852,102	-135,000

     The pledge and clear of pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders: None

     Outstanding units and shares of ADR:

	Outstanding of shares	Outstanding of units	Outstanding of shares
Outstanding of units on October 31, 2004	on October 31, 2004	on November 30, 2004	on November 30, 2004
2,225,715.3	22,257,153	2,350,715.3	23,507,153

     Outstanding amount of Convertible Bonds:

	Conversion	Outstanding Amounts	Outstanding Amounts
Convertible Bonds	Price	on October 31, 2004	On November 30, 2004
0.5% Convertible Bonds Due 2007	NT$28.2329	USD$100,000	USD$100,000
0% Convertible Bonds Due 2008	NT$11.9584	USD$6,400,000	USD$6,400,000

MACRONIX INTERNATIONAL CO., LTD.
For the month of November 2004

This is to report 1) the acquisition of assets by MXIC and 2) the disposition of assets by MXIC for the month of November 2004.

     The acquisition of assets:

			Purchase Price
		Trade Quantity	(Per Unit)	Trade Amount
Date	Description of assets	(Unit)	(NT$)	(NT$)
2004/11/11	Jin-Sun Bond Fund	22,638,617.8500	13.2446 - 13.2659	300,000,000

     The disposition of assets: None

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized.

MACRONIX INTERNATIONAL CO., LTD.
Date: December 24, 2004	By:	/s/ Paul Yeh
	Name:	Paul Yeh
	Title:	Associate Vice President of Finance Center